SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              FORM 12b-25/A (No. 1)
                           NOTIFICATION OF LATE FILING

                                                               -----------------
                                                                SEC FILE NUMBER

                                                                   0-18902
                                                               -----------------
                                                                 CUSIP NUMBER

                                                                  421935 10 7
                                                               -----------------



(Check One):  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

--------------------------------------------------------------------------------
              For Period Ended:
              [X] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:   December 31, 1999
--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Health Risk Management, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
              10900 Hampshire Avenue S.
City, State and Zip Code
               Minneapolis, Minnesota  55438
--------------------------------------------------------------------------------
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[ X ] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently changed its fiscal year from June 30 to December 31. As a result of the need for staffing and information processing during the first three months of the calendar year rather than the last half of the summer months, as had previously been the case, unanticipated problems occurred in completing the Company's financial statements and preparing the Transition Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Thomas P. Clark                               (612)       829-3755
             (Name)                                (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).      [ X ] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                            [ X ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The required information is explained in a press release issued by the Registrant on April 4, 2000, a copy of which is attached.


                          HEALTH RISK MANAGEMENT, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     April 4, 2000                  By       /s/ Thomas P. Clark
                                        Thomas P. Clark, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Contact: George Ryan, 952/829-3551                              NEWS RELEASE
         gryan@hrmi.com


FOR IMMEDIATE RELEASE



                         Health Risk Management Reports
              Six-Month Transition Period Ended December 31, 1999;
                           Updates New Business Plans


MINNEAPOLIS, APRIL 3, 2000. . Health Risk Management, Inc., (Nasdaq:HRMI), which has changed its fiscal year end to December 31 effective December 31, 1999, reported that total revenues for the six-month transition period ended December 31, 1999, increased 12 percent to $105,244,000 from $93,967,000 for the six-month period ended December 31, 1998. The net loss for the six-month period was $1,220,000 or $0.26 per share ($0.26 diluted) compared to a net loss of $1,334,000 or $0.29 per share ($0.29 diluted) for the six-month period ending December 31, 1998, for the reasons stated below.

HRM's total revenues for the three-month period ended December 31, 1999, increased 12 percent to $50,534,000 from $45,018,000 for the three-month period ended December 31, 1998. The net loss for the three-month period was $2,133,000 or $0.46 per share ($0.46 diluted) compared to a net loss of $1,311,000 or $0.28 per share ($0.27 diluted) for the three-month period ended December 31, 1998, for the reasons stated below.

                                     (more)

HRM Transition Period
Page 2 of 14

Unique Charges

In the quarter ended December 31, 1999, certain items resulted in charges of approximately $3.5 million not affecting previous quarters.

1. Medical Services Payable. Management and the board made the decision late in March to provide an additional $2.0 million in health plan medical services payables to be a more conservative best estimate.

2. New B2B Internet Businesses. New costs for planning of two new businesses in the web-based business to business cost approximately $250,000 in the quarter. It has been concluded that our anticipated web-based (vs. web-enabled) software program will replace our current software, which creates the necessity to determine whether impairment or shortening of the useful life of HRM's current "Autopilot" care management software was necessary. The result is additional amortization of approximately $250,000 in the quarter for shortening the useful life from 7 years to 3 years.

3. Loss of Lives. As previously announced, reductions in client lives accounted for approximately $1.0 million of the loss in the Service Business Unit.

Other Events

1. Y2K Expenses. There was a charge of approximately $250,000 for the last of the Y2K programming costs in the quarter ending December 31, 1999.

2. New SOP capitalization policy. The adoption previously of SOP 98-I reduced the amounts

                                     (more)

HRM Transition Period
Page 3 of 14

qualified as computer software costs by approximately $500,000 per quarter beginning after July 1, 1999.

Executive Summary of Transition Period

In his executive summary of the Transition Period, HRM Chairman and CEO Gary McIlroy, M.D., said, "Our three business units are strong. During this period, each unit developed a strong business plan and made major advances in ensuring future prosperity. At the heart of many of these plans is the creation of separate companies that will offer our services and products on the Internet. Most likely, these businesses will have new management and strategic partners. As our results show, each business unit during the transition had to overcome major hurdles, many of which related to legacy systems, one-time charges, and challenges that as of today have been or are being resolved.

Briefly:

1. The key measurement for the Risk Business Unit, its medical loss ratio, was 84.8% for the six-month period ended December 31, 1999, which was lower than the 86.6% in the previous six-month period ended December 31 1998. The unit also acquired a second health plan in January 2000 with revenues expected in excess of $32 million annually. The unit decided in late March to provide an additional $2.0 million in health plan medical services payable to be a more conservative best estimate, which provides less restrictive limits in dealing with short

                                     (more)

HRM Transition Period
Page 4 of 14

         term business fluctuations. This more conservative policy also will facilitate anticipated acquisitions. Health plan acquisition prospects are being considered and investigated on a regular basis.

2. Service Business Unit negotiations with Columbia HCA begun in the last half of 1999, resulted in a three-year contract expansion that is expected to generate additional revenues of $4.0 million per year; technology enhancements in utilization management and claim management begun during the transition period are expected to cut operating costs significantly. During the transition period, Service Business Unit profitability was cut due to a loss of client lives; Y2K costs; and the related costs of changing the useful life of our care management software (Autopilot) from seven years to three years with no additional cost capitalized on an ongoing basis.

3. The delays due to Y2K concerns among QualityFIRST prospects have ended. As a result, The QualityFIRST Business Unit added eight clients just before and after the new year that are expected to add $4.8 million in revenue to the unit over the next three to five years. The sales funnel is promising for the coming year.

Summary. Dr. McIlroy summarized: "The earnings results do not reflect the overall strength of the business unit, their cash flows, or their growth. Of approximately $3.5 million in charges listed earlier, $2.25 million had no short-term effect on cash flows. The business units are strong

                                     (more)

HRM Transition Period
Page 5 of 14

and we expect them to have positive earnings and growth this year.

"It is crucial," McIlroy continued, "to view these results in the context of our overall strategy to enhance shareholder value. Our over-riding vision is to become a national leader in the health care information business on the Internet. We have many of the tools to accomplish this strategy, and where we lack the necessary expertise, we expect to partner with organizations that will facilitate our vision. A number of these partnerships are now functioning and functioning well, some are still under discussion. We expect to begin to announce our partners in the near future. As new businesses become operational, it is our expectation and intention that current HRM shareholders will participate in the expected expansion of shareholder value."

Looking Forward

1.       Risk Business Unit Report

 According to Luis Rosa, president of the Risk Business Unit, "our objectives are to increase revenues, reduce our medical loss ratio and move our administrative expenses to the lowest possible level. We have a good start, and one of the reasons is that premium increases for OakTree Health Plan that became effective in January 2000 appear to be adequately covering expected health plan cost increases."

Efforts beginning in late 1999 and completed in January 2000 led to the successful acquisition of

                                     (more)

HRM Transition Period
Page 6 of 14

HealthMATE, an approximately 17,000 voluntary member health plan serving the Medicaid population in a six(6) county area in central Pennsylvania. The revenue from this plan is expected to exceed $32,000,000 annually. Commenting further, Rosa said: "We plan to expand into six(6) additional counties in the Lehigh-Capital Zone, which currently has only 55,000 members enrolled in managed care plans out of 170,000 eligible Medicaid members who will be required to join a managed care plan in 2001. So we see a tremendous opportunity for growth.

"Premium increases for HealthMATE become effective in April 2000 and we believe they will adequately cover expected health plan cost increases. We expect this plan to provide operating profits to HRM's consolidated position immediately, and we plan to incorporate operational efficiencies into HealthMATE that already exist in our OakTree Health Plan."

The unit's 50 percent quota share agreement with an insurance company, which produced financing to acquire the OakTree Health Plan in Philadelphia, has been recaptured effective January 2000. HRM now has 100% ownership in OakTree Health Plan's premiums. However, the Business Unit will be negotiating a new quota share agreement relating to the HealthMATE Health Plan acquisition. This quota share agreement is expected to be effective in the second quarter of calendar year 2000.

2. In the Service Business Unit, Pamela Hursh, president, said: "We are in the process of

                                     (more)

HRM Transition Period
Page 7 of 14

developing a business plan for an Application Service Provider (ASP) business of HRM to enhance business to business services to health plans and to providers. As a result of this consideration and planning effort, we may significantly change our current operation's method and the software required to provide our services. When we formally adopt a qualified business plan for this project, we will be required to estimate future cash flows from the use of our current software, which has a net book value of $8.7 million as of December 31, 1999. This analysis could result in an impairment write down of the current software in the near term."

During the transition period, the Service Business Unit initiated efforts to increase customer loyalty through the use of long-term pricing incentives that will make HRM's services an industry value leader. Key to the success of these efforts will be large operational cost savings that are just now beginning to be realized through the addition of processing technology.

A major component yet to go live, is a combination of Internet-based data and sophisticated phone service, plus the internal integration of service expertise, which will greatly reduce the number of points of contact for patients and providers so that eventually there could be just a single point of contact for all callers. According to Hursh, "This would markedly improve service and reduce costs. Also, new call center technology using skills-based routing for incoming phone calls has just now been installed and we expect it to improve employee productivity, reduce training costs, serve the customer better and reduce overall costs.

                                     (more)

HRM Transition Period
Page 8 of 14

"Moreover," Hursh continued, "new scanning and optical character recognition technology for entering paper claims into our electronic claim adjudication system has been installed and is expected to contribute significant savings to our claim processing service, greatly increase claim accuracy and improve claim turnaround time."

3. QualityFIRST(R)  Business Unit Report

QualityFIRST Business Unit President Marlene Travis said, "During the six month transition period, the QualityFIRST Business Unit concentrated on development of plans and prototypes to make its QualityFIRST clinical decision support systems, including its medical content, suitable and attractive for Internet applications.

"The healthcare industry is in a state of polarization due to controversies over clinical decisions made by health plans. Both providers and health plan members show an increasing lack of trust in the health plan's motivation in making health care decisions," Travis said. "In a bold step to address this polarization, our new e-health business expects to `open the black box of guidelines' for physicians and consumers. This means that health plans using QualityFIRST scientific, evidence-based, decision support will be able to offer their network providers and health plan members access to the same decision support they use in making clinical decisions."

"We expect this offering to be very attractive to health plans as a way to regain the trust of their network physicians and to regain the confidence of their membership," Travis said.

                                     (more)

HRM Transition Period
Page 9 of 14

Continuing, Travis added: "I have assembled an advisory Board of 15 notable senior executives in related businesses. This Board will convene in New York April 12 for its first meeting to work on this business model. Recruitment of a seasoned e-commerce CEO and other senior executives is underway; our business plan has been completed; and efforts to secure external financing are underway.

"Also during the period," Travis said, "the business unit expanded its co-sponsorship, with major medical schools across the U.S., of its evidence-based curriculum to introduce the next generation of physicians to evidence-based QualityFIRST interactive clinical decision support software. The system is installed in some 50 medical school programs as well as a number of residencies and continuing medical education programs, including the Partnership for Quality Education (PQE), which is funded by the Robert Wood Johnson Foundation.

Growth Strategy Leadership

In a statement in support of HRM's growth strategy, Dr. McIlroy announced: "The future success of HRM is predicated on our ability to establish strong partnerships and make acquisitions that help ensure long-term shareholder value. And we need strong, dedicated full-time leadership to ensure continuing success. To that end, I'm appointing Thomas Clark, current CFO, to the position of Executive Vice President of Acquisitions and Business Development.

                                     (more)

HRM Transition Period
Page 10 of 14

Thomas has spearheaded numerous successful and profitable acquisitions, contracts and joint ventures for the company, the most recent being the HealthMATE acquisition. He is superbly qualified for this assignment. Mr. Clark will begin his new duties immediately, but will continue as head of finance until a successor is named."

HRM delivers evidence-based solutions to the managed care and indemnity marketplaces. Solutions for managed care organizations that are at financial risk include a suite of QualityFIRST evidence-based clinical decision support and benchmarking systems for medical risk management. HRM also provides outsourcing and risk sharing arrangements for health plans using HRM's electronically integrated health plan management services. More than 10 million health plan members benefit from QualityFIRST services. In addition, HRM provides integrated health plan solutions for more than two million members of CarePASS(R) USA - Your Passport to Healthsm , a nationwide managed indemnity health plan. HRM also owns a Medicaid HMO in Pennsylvania that operates OakTree Health Plan in Philadelphia and HealthMATE Health Plan in central Pennsylvania.

Forward looking statements in this news release reflected as expectations, plans, anticipations, prospects or future estimates are subject to the risks and the uncertainties present in the Company's business and the competitive health care marketplace including, but not limited to clients and vendors commonly experiencing mergers or acquisitions, use of estimates for incurred but not yet reported claims including medical services payable, use of estimates of bonus accruals including accounts receivable, reconciliations, volume fluctuations, provider relations and contracting, participant enrollment fluctuations, changes in member mix or utilization levels, fixed price contracts, contract disputes, contract modifications, contract renewals and non-renewals, regulatory issues and requirements, various business reasons for delaying contract closings, and the operational challenges of matching case volume with optimum staffing, having fully trained staff, having computer and telephonic supported operations, and managing turnover of key employees and outsourced services to performance standards. While occurrences of these risks, and others periodically detailed in the Company's SEC reports, cannot be predicted exactly, such occurrences can be expected to have an impact on HRM's anticipated level of revenue growth or profitability.

NOTE TO EDITORS: All HRM releases are available at no charge through our news on-call fax services and on the Internet. For a menu of HRM's recent releases or to retrieve a specific release via fax, call 1-800-758-5804, extension 399650. For further information about HRM, visit our website at www.hrmi.com.

                                 (TABLES FOLLOW)

                          HEALTH RISK MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                     Six Months Ended December 31,
                                                    1999                      1998 (1)                     Change
                                          --------------------------  --------------------------  -------------------------
                                                                      (Unaudited)
Revenues:                                                  % (2)                        % (2)
                                                         -----------                  ----------
    Premiums - gross                          $ 78,659        74.7%       $ 67,175        68.9%      $ 11,484          17%
    Ceding allowance                             1,423         1.4%              -         0.0%         1,423           -
    Management service fees                     22,622        22.4%         24,342        25.9%        (1,720)         -7%
    QualityFIRST revenues                        2,062         2.0%          2,033         2.2%            29           1%
    Investment income                              478         0.5%            417         0.4%            61          15%
                                          -------------  -----------  -------------   ----------  ------------    ---------
           Total revenues                      105,244       100.0%         93,967       100.0%        11,277          12%
    Less ceded premiums                        (38,065)                          -                    (38,065)          -
                                          -------------               -------------               ------------    ---------
           Net  revenues                        67,179                      93,967                    (26,788)        -29%

Operating expenses:
    Medical costs, net                          34,443                      58,194                    (23,751)        -41%
           Medical loss ratio (MLR)                           84.8%                       86.6%
    Cost of services, net                       27,997        41.7%         28,456        30.3%          (459)         -2%
    Selling, marketing and
       administration, net                       5,931         8.8%          7,662         8.2%        (1,731)        -23%
    Oxford transition costs                          -         0.0%          1,350            -        (1,350)       -100%
    Interest expense                               611         0.9%            374         0.4%           237          63%
                                          -------------  -----------  -------------   ----------  ------------    ---------
           Total operating expenses             68,982       102.7%         96,036       102.2%       (27,054)        -28%

Income (loss) before income taxes               (1,803)       -2.7%         (2,069)       -2.2%           266          13%

Income taxes expense (benefit)                    (583)       -0.9%           (735)       -0.8%           152          21%
                                          -------------  -----------  -------------   ----------  ------------    ---------

Net income (loss)                            $  (1,220)       -1.8%      $  (1,334)       -1.4%       $   114           9%
                                          =============               =============               ============

Basic earnings per share:
    Net income (loss)                         $  (0.26)                   $  (0.29)
                                          =============               =============


Diluted earnings per share:
    Net income (loss)                         $  (0.26)                   $  (0.29)
                                          =============               =============

Weighted average shares:
    Basic
                                                 4,640                       4,599
    Diluted
                                                 4,653                       4,599

(1) Certain items have been reclassified to conform with the December 31, 1999 presentation.

(2) Percentages for revenues are presented as percent of total revenues, and percentages for operating expenses are presented as a percentage of net revenue, except medical costs, which are presented as a percentage of the component revenue (MLR).

                          HEALTH RISK MANAGEMENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (Unaudited, in thousands, except per share data)

                                             Three Months Ended December 31,
                                           1999                         1998 (1)                      Change
                               -----------------------------  ------------------------------ --------------------------

Revenues:                                          % (2)                           % (2)
                                                 -----------                    ------------
   Premiums - gross                 $   38,585        76.4%        $   33,464         68.9%      $    5,121        15%
   Ceding allowance                        262         0.5%                 -          0.0%             262         -
   Management service fees              10,407        22.4%            10,441         23.2%             (34)        0%
   QualityFIRST revenues                 1,033         2.0%               945          2.1%              88         9%
   Investment income                       247         0.5%               168          0.4%              79        47%
                               ----------------  -----------  ----------------  ------------ ---------------   --------
         Total revenues                 50,534       100.0%            45,018        100.0%           5,516        12%
   Less ceded premiums                 (19,058)                             -                       (19,058)        -
                               ----------------               ----------------               ---------------   --------
         Net  revenues                  31,476                         45,018                       (13,542)      -30%

Operating expenses:
   Medical costs, net                   17,838                         29,366                       (11,528)      -39%
         Medical loss ratio (MLR)                     91.4%                           87.8%
   Cost of services, net                13,785        43.8%            12,907         28.7%             878         7%
   Selling, marketing and
      administration, net                2,842         9.0%             3,705          8.2%            (863)      -23%
   Oxford transition costs                   -         0.0%               920             -            (920)     -100%
   Interest expense                        304         1.0%               191          0.4%             113        59%
                               ----------------  -----------  ----------------  ------------ ---------------   --------
         Total operating
            expenses                    34,769       110.5%            47,089        104.6%         (12,320)      -26%
Income (loss) before income
   taxes                                (3,293)      -10.5%            (2,071)        -4.6%          (1,222)      -59%

Income taxes expense (benefit)          (1,160)       -3.7%              (760)        -1.7%            (400)      -53%
                               ----------------  -----------  ----------------  ------------ ---------------   --------

Net income (loss)                   $   (2,133)       -6.8%        $   (1,311)        -2.9%       $    (822)      -63%
                               ================               ================               ===============

Basic earnings per share:
   Net income (loss)                $    (0.46)                    $    (0.28)
                               ================               ================


Diluted earnings per share:
   Net income (loss)                $    (0.46)                    $    (0.27)
                               ================               ================

Weighted average shares:
   Basic
                                         4,640                          4,599
   Diluted
                                         4,640                          4,682

(1) Certain items have been reclassified to conform with the December 31, 1999 presentation.

(2) Percentages for revenues are presented as percent of total revenues, and percentages for operating expenses are presented as a percentage of net revenue, except medical costs, which are presented as a percentage of the component revenue (MLR).

HEALTH RISK MANAGEMENT, INC.
CONSOLIDATED CASH FLOW INFORMATION

                                                     December 31,   December 31,
                (In thousands)                          1999            1998
                                                      --------       --------
                                                                    (Unaudited)

Net Income (loss)                                     $ (1,220)      $ (1,334)
Adjustments:
  Depreciation and amortization                          5,728          4,941
  Provision for deferred income taxes                     (609)          (741)
  Changes in operating assets/liabilities, net
    Accounts receivable                                  4,147         (5,686)
    Other assets                                           774         (1,857)
    Accounts payable                                      (808)          (143)
    Medical services payable                             1,291          2,242
    Due to reinsurer                                      (415)          --
    Accrued expenses                                    (1,918)        (1,259)
    Unearned revenues                                   (2,460)        (1,458)
                                                      --------       --------
Net cash used in operating activities                    4,510         (5,295)

Cash flow from investing activities:
  Property and equipment, net                             (603)        (4,858)
  Capitalized software costs                            (3,146)        (4,864)
  Sale of investments                                    1,641           --
                                                      --------       --------
Net cash provided (used) in investing activities        (2,108)        (9,722)

Cash flows from financing activites:
  Proceeds from notes payable                            1,000          2,000
  Principal payments on notes payable                   (1,890)          (736)
  Principal payments on capital leases                    (180)          (321)
  Issuance of common shares                                 16            186
                                                      --------       --------
Net cash used in financing activities                   (1,054)         1,129

Decrease in cash and cash equivalents                    1,348        (13,888)
Cash and cash equivalents at beginning of period         9,229         20,624
                                                      --------       --------

Cash and cash equivalents at end of period            $ 10,577       $  6,736
                                                      ========       ========

HEALTH RISK MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS

            (in thousands)                            December 31,    JUNE 30,
                                                         1999           1999
                                                        -------      -------
Assets

Current assets:
Cash and cash equivalents                               $10,577      $ 9,229
Accounts receivable, net                                 19,627       23,774
Deferred income taxes                                       700        1,440
Other current assets                                      1,448        2,263
                                                        -------      -------
  Total current assets                                   32,352       36,706

Fixed maturity investments at fair value                  6,675        8,406
Computer software costs, net                             26,180       26,736
Property and equipment, net                              11,078       11,825
Other assets                                              4,552        4,896
                                                        -------      -------
  Total                                                 $80,837      $88,569
                                                        =======      =======

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable                                        $ 3,084      $ 3,954
Medical services payable                                 22,506       21,215
Due to reinsurer                                            138          553
Accrued expenses                                          4,226        6,144
Unearned revenues                                         2,774        5,234
Current maturities of notes payable                       6,825        7,865
Current maturities of capitalized equipment leases          380          252
                                                        -------      -------
  Total current liabilities                              39,933       45,217

Deferred income taxes                                     1,479        2,828
Long-term portion of notes payable                        3,295        3,145
Long-term portion of capitalized equipment leases           529          483
Surplus note payable                                      2,500        2,500
Shareholders' equity                                     33,101       34,396
                                                        -------      -------
  Total                                                 $80,837      $88,569
                                                        =======      =======